ETHYL LOGO                       N              E             W               S
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                                                                                CONTACT
                       Ethyl Corporation        330 South Fourth Street         A.  Prescott   Rowe     (804)    788-5413
                       External Affairs         Post Office Box 2189            John S. Graham          (804)    788-5036
                                                Richmond, Virginia 23217

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                                 ETHYL CORPORATION  ANNOLNCES
                                  STOCK BUYBACK PLAN


     FOR IMMEDIATE RELEASE

          Richmond, Virginia, August 26, 1997 -- Ethyl Corporation (NYSE: EY) today announced that its board of directors approved a plan to purchase up to 3 5 million shares of the company's outstanding common stock and reduce the annual dividend from 50 cents a share to 25 cents a share beginning with the fourth-quarter dividend scheduled to be paid on January 1, 1998. The third-quarter dividend of 12.5 cents will be paid on October 1 to shareholders of record September 15, 1997, whether or not they accept the company's offer to purchase shares.

          The company will offer to purchase the shares through a Dutch Auction tender offer at prices not in excess of $9.25 nor less than $7.75 per share. The offer will be mailed to shareholders on August 27. Ethyl will select the lowest purchase price that will allow it to buy the 35 million shares. The company will pay the same price for all shares purchased in the offering.

          Ethyl said that if the number of shares properly tendered is equal to or less than the 35 million shares it seeks to purchase through the offer, then the purchase price will be the highest price of those prices specified by the tendering shareholders. If the number of shares tendered is greater than the number sought, Ethyl will select the purchase price that will allow it to buy the number of shares it seeks.

          The purchase of 35 million shares would represent the retirement of about 30 percent of Ethyl's approximate 118 million outstanding common shares.
                                                     ... more


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        ETHYL SHARE PURCHASE-2-2-2-2

              Bruce C. Gottwald, chairman and chief executive officer of Ethyl, said: "Since the early 1990s, Ethyl has focused its growth on its petroleum additives businesses. During this period, Ethyl has invested about $500 million to acquire the petroleum additives businesses of Amoco Petroleum Additives Company, Nippon Cooper Company and Texaco Inc. These investments have fulfilled Ethyl's goal of establishing itself as a major supplier to the worldwide petroleum additives industry. There do not appear to be any other large acquisitions in this industry available and currently the prices of alternative businesses appear to be very high."

               In light of the foregoing, the company said its board of directors has reviewed the company's capital structure and dividend policy. Cash flow from the company's lead antiknock compounds business historically has been strong and supported a generous dividend payout, which recently has been significantly above the company's business objective of 30 percent of net earnings. During the last several months, the company has experienced a decline in its lead antiknock business that is somewhat faster than earlier anticipated, Based on the fact that the petroleum additives industry is mature, coupled with a lack of large, reasonably priced candidates for acquisition, the board of directors has concluded that it is strategic for the company to reduce equity capital by repurchasing a significant portion of the outstanding shares.

             Mr. Gottwald also said: "The company is making this offer in order to enhance long-term shareholder value by using the company's cash and debt capacity to alter the company's capital structure and reduce the amount of equity capital in the company and lower its average cost of capital. This offer also will afford those shareholders who desire liquidity an opportunity to sell all or a portion of their shares without the usual transaction costs associated with open market sales."

               CS First Boston, dealer manager, has been retained by the company to advise on this offering. Corporate Investor Communications, Inc., has been appointed information agent.

               Ethyl  Corporation,  headquartered  in Richmond,  Va.,  develops, manufactures and blends performance-enhancing and environmentally beneficial fuel and lubricant additives marketed worldwide to refiners and others who sell petroleum products for use in transportation and industrial equipment.